Exhibit 99.1

Consent to be Named as a Director Nominee

In connection with the filing by Colombier Acquisition Corp. II and Metroplex Trading Company LLC (doing business as GrabAGun.com) of the Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of GrabAGun Digital Holdings Inc. in the Registration Statement and any and all amendments and supplements thereto. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

Dated: March 21, 2025

By:	/s/ Matthew Vittitow
Name:	Matthew Vittitow